File Number 70-8943




                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-1/A
                                 AMENDMENT NO. 3

                              DECLARATION UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                       By

                            NATIONAL FUEL GAS COMPANY
                               10 Lafayette Square
                             Buffalo, New York 14203
                          (Registered Holding Company)


                   Names and addresses of agents for service:


                    Philip C. Ackerman, Senior Vice President
                            National Fuel Gas Company
                               10 Lafayette Square
                             Buffalo, New York 14203



                               Curtis W. Lee, Esq.
                               10 Lafayette Square
                             Buffalo, New York 14203




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                                                       File Number 70-8943

         Add the following to the end of Item 1.  PROPOSED TRANSACTIONS

         Fifty percent of National's average consolidated retained earnings for the last four quarters is $221 million as of September 30, 1996. National's Aggregate Investment (as defined in Rule 53(a)(1)(i)) in EWGs and FUCOs is approximately $15 million, thereby satisfying Rule 53(a)(1). National and its subsidiaries maintain books and records to identify investments in and earnings from EWGs and FUCOs in which they directly or indirectly hold an interest. In addition, the books and records and the financial statements of the only such entity in which National currently has an interest are kept in conformity with the requirements of Rule 53(a)(2)(iii)(A) and (B), and National undertakes to provide the SEC access to such books and records and financial statements that are available to National upon the request of the SEC. Thus, the Rule 53(a)(2) requirements are satisfied. No more than 2% of the employees of National's domestic public-utility company render services, at any one time, directly or indirectly, to the EWGs or FUCOs in which National directly or indirectly holds an interest, thereby satisfying Rule 53(a)(3). All of the documents required to be filed under Rule 53(a)(4) with federal, state and local regulators having jurisdiction over the retail rates of National's domestic public-utility company have been submitted.
         None of the conditions described in Rule 53(b) exist with respect to National, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable.



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                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                           NATIONAL FUEL GAS COMPANY



                                           By:/s/Philip C. Ackerman
                                                 Philip C. Ackerman
                                                 Senior Vice President


Date:  January 17, 1997